UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. ANNOUNCES THE PROFIT DISTRIBUTION APPROVED BY THE GENERAL SHAREHOLDERS MEETING

Medellin, Colombia, March 16, 2017

The General Shareholders Meeting held today approved the Board of Directors’ profit distribution proposal and declared a dividend equal to COP$950.40 per share to be paid as follows: COP $237.60 per share and per quarter, on the following dates: April 3, July 4, October 2 and December 27 of 2017.

The following Board of Directors’ proposals were also approved:

-	A legal reserve of COP$1,914.464´269.922,84, which will allow Bancolombia to enhance its capital structure in accordance with regulatory requirements for credit institutions under Colombian law and,

-	A reserve of COP$55,635,731.000, for payment of 2017 wealth tax.

Each ex-dividend period will be the period beginning 4 trading days before each payment date through such payment date, as follows:

Ex dividend date(*)	Payment date(*)
March 28, 2017	April 3, 2017
June 27, 2017	July 4, 2017
September 26, 2017	October 2, 2017
December 20, 2017	December 27, 2017

(*)The dates of the ex-dividend period will be subject to adjustments in accordance with the provisions of the Colombian Stock Exchange.

Contacts
Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date: March 16, 2017	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Strategy and Finance